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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                       ZANART ENTERTAINMENT INCORPORATED
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                                (Name of issuer)


                         COMMON STOCK, $.0001 PAR VALUE
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                         (Title of class of securities)


                                   989004-403
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                                 (CUSIP number)


                               ANDREW HULSH, ESQ.
                          GREENBERG, TRAURIG, HOFFMAN,
                         LIPOFF, ROSEN & QUENTEL, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0832
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                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                               SEPTEMBER 12, 1996
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            (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



                              (Page 1 of __ Pages)
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
                                             SCHEDULE 13D
 CUSIP No. 989004-403                                                                     Page 2 of __ Pages
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DOUGLAS MILLER

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a)        /  /

                                                                                                                 (b)        /  /


  3    SEC USE ONLY



  4    SOURCE OF FUNDS

            OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

       PURSUANT TO ITEM 2(d) or 2(e)                                                                                        /  /


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
                                 7     SOLE VOTING POWER                                             --

           NUMBER OF
            SHARES               8     SHARED VOTING POWER                                    1,666,667
         BENEFICIALLY
           OWNED BY
             EACH                9     SOLE DISPOSITIVE POWER                                        --
           REPORTING
          PERSON WITH
                                 10    SHARED DISPOSITIVE POWER                               1,666,667


  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,666,667

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

       CERTAIN SHARES                                                                                                       /  /


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.8%

  14   TYPE OF REPORTING PERSON

            IN

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ITEM 1.          SECURITY AND ISSUER.

         This Statement relates to the Common Stock, par value $.0001 per share (the "Common Stock"), of ZANART ENTERTAINMENT INCORPORATED ("Zanart"). The executive offices of Zanart are located at 100 Southeast Second Street, Miami, Florida 33131.

ITEM 2.          IDENTITY AND BACKGROUND.

         Douglas Miller ("Miller") is a Florida resident. Miller is a consultant to Zanart and Continucare Corporation; each such business is located at 100 Southeast Second Street, Miami, Florida 33131.

         Miller has not been convicted in a criminal proceeding in the last five years.

         During the last five years, Miller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws.

         Miller is a United States citizen.



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ITEM 5.          INTEREST IN SECURITIES OF ISSUER.

         To the best knowledge of Miller, Miller is the beneficial owner of 1,666,667 shares of Common Stock or approximately 14.8% of the Common Stock currently outstanding. Miller has shared power to vote and dispose of all of its shares of Common Stock by virtue of the fact that he owns such shares with his wife in tenancy by the entirety.










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                                   SIGNATURE

         After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          October 7, 1996
                                   -------------------------------
                                               (Date)


                                   /s/ Douglas Miller
                                   -------------------------------
                                   Douglas Miller





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